Exhibit 99.1

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

(An Indirect Wholly-Owned Subsidiary of The PMI Group, Inc.)

Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

INDEX TO FINANCIAL STATEMENTS

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of PMI Mortgage Insurance Ltd

We have audited the accompanying consolidated balance sheets of PMI Mortgage Insurance Ltd and subsidiaries (the “Company,” an indirect wholly-owned subsidiary of The PMI Group, Inc.) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMI Mortgage Insurance Ltd and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

February 26, 2007

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
	(Dollars in thousands)
REVENUES
Premiums earned	$148,751	$113,559	$96,637
Net investment income	50,169	36,255	28,135
Net realized investment gains	3,001	202	39
Other income	597	1,240	1,144

Total revenues	202,518	151,256	125,955

LOSSES AND EXPENSES
Losses and loss adjustment expenses	36,253	3,577	2,489
Amortization of deferred policy acquisition costs	14,770	11,321	10,973
Other underwriting and operating expenses	29,377	26,897	22,634

Total losses and expenses	80,400	41,795	36,096

Income before income taxes and minority interest	122,118	109,461	89,859
Income taxes	36,341	31,276	26,920

Income before minority interest	85,777	78,185	62,939
Minority interest, net	1,949	1,990	1,733

NET INCOME	$83,828	$76,195	$61,206

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2006	2005
	(Dollars and shares in thousands)
ASSETS
Investments – available-for-sale, at fair value:
Fixed income securities	$882,978	$603,828
Equity securities – common	34,435	27,694

Total investments	917,413	631,522
Cash and cash equivalents	151,818	100,712
Related party receivables	1,724	13
Accrued investment income	13,934	8,635
Reinsurance receivables	7,787	4,845
Deferred policy acquisition costs	37,694	35,562
Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	2,454	2,528
Deferred tax assets	44	—
Other assets	4,843	2,746

Total assets	$1,137,711	$786,563

LIABILITIES
Reserve for losses and loss adjustment expenses	$30,425	$7,526
Unearned premiums	367,986	300,618
Reinsurance payables	8,053	6,424
Deferred tax liabilities	—	5,503
Other liabilities and accrued expenses	16,792	16,721

Total liabilities	423,256	336,792

Commitments and contingencies (Note 11)

Minority interest	16,297	9,229

SHAREHOLDER’S EQUITY
Ordinary shares – no par value; 327,800 and 265,800 shares issued and outstanding	263,980	117,085
Retained earnings	355,738	271,910
Accumulated other comprehensive income, net of deferred taxes	78,440	51,547

Total shareholder’s equity	698,158	440,542

Total liabilities and shareholder’s equity	$1,137,711	$786,563

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

	Comprehensive Income	Ordinary Shares		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount
	(Dollars and shares in thousands)
BALANCE, JANUARY 1, 2004		210,800	$76,753	$134,509	$50,784	$262,046
Net income	$61,206	—	—	61,206	—	61,206
Change in unrealized gains on investments, net of deferred taxes of $3,595 (Note 4)	8,385	—	—	—	8,385	8,385
Change in currency translation gains	13,407	—	—	—	13,407	13,407

Comprehensive income	$82,998

BALANCE, DECEMBER 31, 2004		210,800	76,753	195,715	72,576	345,044

Ordinary stock issued		55,000	40,332	—	—	40,332
Net income	$76,195	—	—	76,195	—	76,195
Change in unrealized gains on investments, net of deferred taxes of $960 (Note 4)	2,240	—	—	—	2,240	2,240
Change in currency translation gains	(23,269)	—	—	—	(23,269)	(23,269)

Comprehensive income	$55,166

BALANCE, DECEMBER 31, 2005		265,800	117,085	271,910	51,547	440,542

Ordinary stock issued (Note 15)		62,000	45,892	—	—	45,892
Capital contributions from shareholder (Note 15)		—	101,003	—	—	101,003
Net income	$83,828	—	—	83,828	—	83,828
Change in unrealized gains on investments, net of deferred tax (benefit) of ($6,005) (Note 4)	(14,013)	—	—	—	(14,013)	(14,013)
Change in currency translation gains	40,906	—	—	—	40,906	40,906

Comprehensive income	$110,721

BALANCE, DECEMBER 31, 2006		327,800	$263,980	$355,738	$78,440	$698,158

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$83,828	$76,195	$61,206
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest, net	1,949	1,990	1,733
Net realized investment gains	(3,001)	(202)	(39)
Depreciation and amortization	2,713	3,336	1,532
Deferred income taxes	(5,547)	(1,977)	5,347
Policy acquisition costs incurred and deferred	(16,902)	(12,754)	(18,134)
Amortization of deferred policy acquisition costs	14,770	11,321	10,973
Changes in:
Accrued investment income	(5,299)	(1,039)	(1,945)
Reinsurance receivables, net of reinsurance payables	(4,571)	229	1,507
Reserve for losses and loss adjustment expenses	22,899	(146)	1,697
Unearned premiums	67,368	19,979	65,888
Other	7,931	10,778	(3,520)

Net cash provided by operating activities	166,138	107,710	126,245

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	88,485	49,128	105,893
Proceeds from sales of equity securities	8,751	3,044	4,510
Investment purchases:
Fixed income securities	(392,566)	(129,828)	(272,667)
Equity securities – common	(10,361)	(2,890)	(6,272)
Net change in short-term investments	—	6,171	5,619
Net change in related party receivables	(1,711)	2,798	(2,809)
Capital expenditures and capitalized software, net of dispositions	(550)	(1,348)	(737)

Net cash used in investing activities	(307,952)	(72,925)	(166,463)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	45,892	40,332	—
Capital contributions from shareholder	101,003	—	—
Proceeds from issuance of ordinary shares of subsidiary to minority interest holder (Note 15)	5,119	—	—

Net cash provided by financing activities	152,014	40,332	—

Foreign currency translation adjustment	40,906	(23,269)	13,407

Net increase (decrease) in cash and cash equivalents	51,106	51,848	(26,811)
Cash and cash equivalents at beginning of year	100,712	48,864	75,675

Cash and cash equivalents at end of year	$151,818	$100,712	$48,864

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the year:
Income taxes paid, net of refunds	$37,820	$30,729	$23,854

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND BUSINESS

PMI Mortgage Insurance Ltd (“PMI Ltd”) is a wholly owned subsidiary of PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Holdings”) and was incorporated in Australia on September 24, 1965. The accompanying consolidated financial statements include the accounts of PMI Ltd, an Australian corporation; its majority owned subsidiaries, Western Lenders Mortgage Insurance Company Ltd and Permanent LMI Pty Ltd. PMI Ltd and its subsidiaries are collectively referred to as the “Company.” All material intercompany transactions and balances have been eliminated in the consolidated financial statements. PMI Holdings is a wholly owned subsidiary of PMI Mortgage Insurance Co. (“PMI”). The ultimate parent of PMI is The PMI Group, Inc. (“The PMI Group”), a United States domiciled corporation.

The Company offers mortgage insurance in Australia and New Zealand. The Company is headquartered in Sydney, Australia, and has offices throughout Australia and New Zealand. PMI Ltd’s financial strength is rated “AA” by S&P and Fitch, and “Aa2” by Moody’s. Australian mortgage insurance, known as “lenders mortgage insurance,” or LMI, is characterized by single premiums and coverage of 100% of the loan amount. Lenders usually collect the single premium from a prospective borrower and remit the amount to the Company as the mortgage insurer. The Company recognizes earnings from single premiums in its consolidated financial statements over time in accordance with the expiration of risk. Premiums are partly refundable if the policy is canceled within the first year.

LMI covers the unpaid loan balance, plus selling costs and expenses, following the sale of the security property. Historically, loss severities have normally ranged from 20% to 30% of the original loan amount. In New Zealand, insurance coverage is predominantly “top cover”, where the total loss (including expenses) is paid up to a prescribed percentage of the original loan amount. Typical top cover in New Zealand ranges between 20% to 30% of the original loan amount.

The Company’s primary net insurance written includes direct insurance and insurance on loans underlying residential mortgage-backed securities, (“RMBS”). RMBS transactions include insurance on seasoned portfolios comprised of prime credit quality loans that have loan to values often below 80%.

Effective January 1, 2006, the Company’s regulator, the Australian Prudential Regulation Authority (“APRA”) established new capital and prudential requirements which, among other things, raised the minimum capital requirements for PMI Ltd. and other mortgage insurers. These capital requirements increased the calculation of a mortgage insurer’s catastrophic claim risk, increased the concentration risk capital charge and capped the offset allowance of reinsurance to 60% that can be considered for minimum capital levels. PMI Ltd. currently complies with these new requirements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the requirements of Article 7 of Regulation S-X. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. In the opinion of

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included.

Risks and Uncertainties – The Company is dependent upon lenders and mortgage originators to provide mortgage loans to insure. In the event any of its largest customers choose to stop providing the Company with mortgage loans to insure, the Company’s ability to generate new insurance business could be adversely affected. The Company’s five largest customers generated 58%, 63% and 65% of its premiums earned in 2006, 2005 and 2004, respectively.

The Company is subject to comprehensive regulation. These regulations are generally intended to protect policyholders, rather than to benefit investors. Although their scope varies, applicable laws and regulations grant broad powers to these supervisory agencies and officials to examine companies and to enforce rules or exercise discretion touching almost every significant aspect of the insurance business. The licensing of the Company’s insurance business, the review of its financial statements and periodic financial reporting, permissible investments and adherence to financial standards relating to regulatory capital, dividends to the Company and other criteria of solvency are all subject to detailed regulation.

The Company establishes loss reserves to recognize the liability of unpaid losses related to insured mortgages that are in default. These loss reserves are based upon the Company’s estimates of the claim rate and average claim amounts, as well as the estimated costs of settling claims. These estimates are regularly reviewed and updated using currently available information. Any adjustments due to positive or adverse developments, which may be material, resulting from these reviews would impact current reserve requirements. The Company’s reserves may not be adequate to cover ultimate loss development on incurred defaults. The Company’s consolidated financial condition, results of operations or cash flows could be seriously harmed if the Company’s reserve estimates are insufficient to cover the actual related claims paid and loss related expenses incurred.

Significant accounting policies are as follows:

Investments – The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income in shareholder’s equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The fair value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment a realized investment loss is recognized to the extent of the decline in fair value in the current period’s consolidated net income.

The Company’s short-term investments have maturities of greater than three and less than 12 months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Investment income consists primarily of interest and dividends. Interest income and preferred stock dividends are recognized on an accrual basis.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividend income on common stock is recognized on the date of declaration. Net investment income represents interest and dividend income, net of investment expenses.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs – The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting by Insurance Enterprises, (“SFAS No. 60”), specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to earned premiums. All or predominantly all of the policies written by the Company are single premium. The deferred costs related to single premium policies are adjusted as appropriate for policy cancellations to be consistent with the Company’s revenue recognition policy. The amortization estimates for each underwriting year are monitored regularly to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income.

Leasehold Improvements, Equipment and Software – Leasehold improvements and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 2.5 to 13 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Under the provisions of Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal-use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized at such time as the software is ready for its intended use on a straight-line basis over the estimated useful life of the asset, which is generally three to seven years.

Reserve for Losses and Loss Adjustment Expenses – The reserve for mortgage insurance losses and loss adjustment expenses (“LAE”) is the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. The Company’s master policies define “default” as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, however, the master policies require an insured to notify the Company of a default no later than the last business day of the month following the month in which the borrower becomes three monthly payments in default. For reporting and internal tracking purposes, the Company does not consider a loan to be in default until it has been delinquent for two consecutive monthly payments. SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses and LAE. Consistent with industry accounting practice, the Company considers its mortgage insurance policies as short duration contracts and, accordingly, does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

when insured loans are identified as currently in default using estimated claim rates and average claim amounts for each report year, net of salvage recoverable. The Company also establishes loss reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period using estimated claim rates and claim amounts applied to the estimated number of defaults not reported. The reserve levels as of the consolidated balance sheet date represent management’s best estimate of existing losses and LAE incurred. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known to the Company. Such adjustments, to the extent of increasing or decreasing loss reserves, are recognized in the current period’s consolidated results of operations.

Reinsurance – The Company uses reinsurance to reduce net risk in force and optimize capital allocation. The Company’s reinsurance agreements typically provide for recovery of a proportionate level of claim expenses from reinsurers, and reinsurance recoverable is recorded as an asset. The Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements as with all reinsurance contracts. Reinsurance recoverables on paid losses and loss estimates are based on the Company’s actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded as reinsurance recoverables. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. Accordingly, management assesses, among other factors, risk transfer criteria for all reinsurance agreements. Ceded premiums for quota share reinsurance are deferred and amortized on the same basis as our single premium policies as described below.

Revenue Recognition – Mortgage guarantee insurance policies are contracts that are generally noncancelable by the insurer and provide payment of premiums on a monthly, annual or single basis. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of revenue on single premiums is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the expected life of the policy, a range of eight to nine years. If single premium policies related to insured loans are canceled due to repayment by the borrower, and the premium is nonrefundable, then the remaining unearned premium related to each canceled policy is recognized to earned premiums upon notification of the cancellation. Unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premiums are estimates based on the actuarial analysis of the expiration of risk. The earnings pattern calculation is an estimation process and, accordingly, the Company reviews its premium earnings pattern for each policy acquisition year (“Book Year”) annually, and any adjustments to the estimates are reflected for each Book Year as appropriate.

Income Taxes – PMI Ltd and its subsidiaries are included in the consolidated tax return of PMI Holdings. The tax provision for the Company for financial reporting purposes is determined on a stand-alone basis.

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expense in the consolidated statements of operations. The Company’s effective tax rate was 29.8%, 28.6% and 30.0% for 2006, 2005 and 2004, respectively, compared to the Australian statutory rate of 30.0%. Differences are principally due to prior year adjustments.

Foreign Currency Translation – The consolidated financial statements have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Accordingly, assets and liabilities in the functional currency are translated using the year-end spot exchange rates. Revenues and expenses are translated at monthly-average exchange rates. Gains and losses on currency remeasurement incurred by the Company represent the revaluation of assets and liabilities denominated in nonfunctional currency into the functional currency into the reporting currency. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income (loss) included in consolidated shareholder’s equity.

Comprehensive Income – Comprehensive income includes net income, foreign currency translation gains or losses, changes in unrealized gains and losses on investments, and the reclassification of realized gains and losses previously reported in comprehensive income, net of related tax effects. The Company reports the components of comprehensive income in its consolidated statements of shareholder’s equity.

NOTE 3. NEW ACCOUNTING STANDARDS

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is still evaluating the impact of SFAS No. 159 on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). This release provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, with early application encouraged. The adoption of SAB 108 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is still evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, (“FIN 48”) which prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interim reporting and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 is not currently expected to materially impact the Company’s consolidated financial condition.

On January 1, 2006, the Company adopted SFAS No. 123R which requires the fair value of share-based payments, including grants of employee stock options and employee stock purchase plan shares, to be recognized in the income statement based on their fair values unless a fair value is not reasonably

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimable. Prior to the Company’s adoption of SFAS No. 123R, the Company followed the intrinsic value method prescribed in APB No. 25, and its related interpretations, as permitted by SFAS No. 123. Accordingly, no share-based employee compensation cost was recognized in the consolidated statement of operations for the year ended December 31, 2005. The Company elected to adopt the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123 pro forma disclosures.

NOTE 4. INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments – The cost or amortized cost, estimated fair value, and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(Dollars in thousands)
December 31, 2006
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$380,957	$—	$(7,163)	$373,794
Corporate bonds	516,457	99	(7,372)	509,184

Total fixed income securities	897,414	99	(14,535)	882,978
Equity securities – common stocks	23,189	11,256	(10)	34,435

Total investments	$920,603	$11,355	$(14,545)	$917,413

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
	(Dollars in thousands)
December 31, 2005
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$313,922	$4,361	$(43)	$318,240
Corporate bonds	282,100	3,529	(41)	285,588

Total fixed income securities	596,022	7,890	(84)	603,828
Equity securities – common stocks	18,672	9,148	(126)	27,694

Total investments	$614,694	$17,038	$(210)	$631,522

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Scheduled Maturities – The following table sets forth the amortized cost and fair value of fixed income securities by contractual maturity at December 31, 2006:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$54,447	$54,262
Due after one year through five years	489,863	481,967
Due after five years through ten years	328,377	322,686
Due after ten years	24,727	24,063

Total fixed income securities	$897,414	$882,978

Actual maturities may differ from those scheduled as a result of calls or prepayments by the issuers prior to maturity.

Net Investment Income – Net investment income consists of:

	2006	2005	2004
	(Dollars in thousands)
Fixed income securities	$44,780	$31,558	$25,022
Equity securities	1,204	1,183	869
Cash and cash equivalents	5,377	4,418	2,946

Investment income before expenses	51,361	37,159	28,837
Investment expenses	(1,192)	(904)	(702)

Net investment income	$50,169	$36,255	$28,135

Realized Investment Gains and Losses – Realized gains and losses on investments are composed of:

	2006	2005	2004
	(Dollars in thousands)
Fixed income securities:
Gross gains	$123	$—	$240
Gross losses	(30)	(302)	(948)

Net gains (losses)	93	(302)	(708)
Equity securities – common stocks:
Gross gains	3,216	$871	1,035
Gross losses	(308)	(367)	(288)

Net gains	2,908	504	747

Net realized investment gains before income taxes	3,001	202	39
Income taxes	(900)	(60)	(12)

Total net realized investment gains after income taxes	$2,101	$142	$27

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized Investment Gains and Losses – The change in unrealized gains and losses net of deferred taxes consists of:

	2006	2005	2004
	(Dollars in thousands)
Total change in unrealized gains/losses arising during the period, net of taxes	$(11,912)	$2,382	$8,412
Less: Realized investment gains, net of income taxes	(2,101)	(142)	(27)

Change in unrealized gains/losses arising during the period, net of deferred tax (benefit) expense of $(6,005), $960, and $3,595, respectively	$(14,013)	$2,240	$8,385

Aging of Unrealized Losses – The following table shows the gross unrealized losses and fair value of the Company’s investments, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$366,612	$(6,792)	$7,190	$(371)	$373,802	$(7,163)
Corporate bonds	466,160	(6,840)	23,044	(532)	489,204	(7,372)

Total fixed income securities	832,772	(13,632)	30,234	(903)	863,006	(14,535)
Equity securities – common stocks	397	(10)	—	—	397	(10)

Total	$833,169	$(13,642)	$30,234	$(903)	$863,403	$(14,545)

Unrealized losses were primarily due to interest rate fluctuations during the year and are not considered to be other-than-temporarily impaired as the Company has the intent and ability to hold such investments until they recover in value or mature. The Company determined that the decline in the market value of certain equity securities in its investment portfolio met the definition of other-than-temporary impairment and recognized realized losses of $0.4 million, $0.4 million and $0.2 million in 2006, 2005 and 2004, respectively.

Investment Concentrations and Other Items – The Company maintains a diversified portfolio principally of fixed income securities. The following entities represent the largest concentrations in the portfolio, expressed as a percentage of the fair value of the entire portfolio. Holdings that exceed 5% of the fixed income security portfolio at December 31, for the respective years, are presented below:

	2006		2005
	(Dollars in thousands)
Australian Commonwealth Government Bond	$120,068	13.6%	$124,475	20.6%
Queensland Treasury Corp. Bond	$83,029	9.4%	$71,533	11.8%
Western Australian Treasury Corp. Bond	$67,147	7.6%	$34,786	5.8%
New South Wales Treasury Corp. Bond	$48,969	5.6%	$30,681	5.1%
Victorian Treasury Corp. Bond	$47,119	5.3%	$38,307	6.3%

The Company has bonds with restrictions on redemption deposited with the New Zealand Public Trust Office. The fair value of such bonds at December 31, 2006, was $0.3 million.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity as of and for the years ended;

	2006	2005	2004
	(Dollars in thousands)
Balance at January 1,	$35,562	$34,129	$26,968
Policy acquisition costs incurred and deferred	16,902	12,754	18,134
Amortization of deferred policy acquisition costs	(14,770)	(11,321)	(10,973)

Balance at December 31,	$37,694	$35,562	$34,129

Deferred policy acquisition costs are affected by qualifying costs that are deferred in the period and amortization of previously deferred costs in such period. In periods where there is significant growth in new business, the asset will generally increase because the amount of deferred acquisition costs incurred exceeds the amortization of previously deferred policy acquisition costs. Conversely, in periods where new business activity is declining, the asset will generally decrease because the amortization of previously deferred policy acquisition costs exceeds the amount of deferred acquisition costs incurred.

NOTE 6. LEASEHOLD IMPROVEMENTS, EQUIPMENT AND SOFTWARE

The following table sets forth the cost basis of, and accumulated depreciation and amortization for, leasehold improvements, equipment and software as of the years ended;

	2006	2005
	(Dollars in thousands)
Leasehold improvements	$3,707	$3,444
Furniture and equipment	2,570	2,049
Software	1,945	1,788

Leasehold improvements, equipment and software, at cost	8,222	7,281
Less accumulated depreciation and amortization	(5,768)	(4,753)

Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	$2,454	$2,528

Depreciation and amortization expense related to leasehold improvements, equipment and software totaled $0.6 million in 2006, $1.3 million in 2005 and $1.5 million in 2004. Capitalized costs associated with software developed for internal use were $1.1 million in 2006, $1.0 million in 2005 and $0.8 million in 2004.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes reserves for losses and LAE to recognize the estimated liability for potential losses and related loss adjustment expenses related to insured mortgages that are in default. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for each of the three years ended December 31:

	2006	2005	2004
	(Dollars in thousands)
Balance at January 1	$7,526	$7,672	$5,975
Reinsurance recoverables	—	(81)	(77)

Net balance at January 1,	7,526	7,591	5,898
Losses and LAE incurred, principally with respect to defaults occurring in:
Current year	28,236	8,445	7,556
Prior years (1) (2)	8,017	(4,868)	(5,067)

Total incurred	36,253	3,577	2,489
Losses and LAE payments, principally with respect to defaults occurring in:
Current year	(2,590)	(994)	(479)
Prior years	(12,920)	(2,258)	(639)

Total payments	(15,510)	(3,252)	(1,118)
Foreign currency translation effects	1,179	(390)	322
Transfer of Insurance Portfolio from PMI Indemnity	977	—	—

Net ending balance at December 31,	30,425	7,526	7,591
Reinsurance recoverables	—	—	81

Balance at December 31,	$30,425	$7,526	$7,672

(1) The increase in losses and LAE incurred relating to prior years in 2006 was primarily due to our reestimation of claim sizes and claim rates as a result of declines in regional home appreciation rates and interest rates increases.

(2) The reductions in losses and LAE incurred relating to prior years in 2005 and 2004 were primarily due to favorable development of actual claim amounts and adjustments to ultimate claim rates due to the strong housing appreciation and overall economic conditions experienced in Australia over the two year period.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The estimated fair value of the financial instruments indicated in the table below has been determined by available market information and appropriate valuation methodology. The carrying values of cash and cash equivalents and accrued investment income approximate their fair values primarily due to their liquidity and short-term nature.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2006		As of December 31, 2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Fixed income securities	$882,978	$882,978	$603,828	$603,828
Equity securities	$34,435	$34,435	$27,694	$27,694
Cash and cash equivalents	$151,818	$151,818	$100,712	$100,712
Accrued investment income	$13,934	$13,934	$8,635	$8,635

Considerable judgment is required in interpreting market data to develop the estimates of fair value and, therefore, changes in the assumptions may have a material effect on the fair value estimates. A number of the Company’s other significant assets and liabilities, including deferred policy acquisition costs, reserves for loss and LAE, unearned premiums, reinsurance receivables and deferred income taxes are not considered financial instruments.

NOTE 9. REINSURANCE

The following table shows the effects of reinsurance on premiums written, premiums earned and losses and loss adjustment expenses of the Company’s operations for the years ended:

	Year ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Premiums written
Direct	$159,086	$120,589	$114,435
Assumed	28,403	37,325	44,338
Ceded	(3,232)	(6,876)	(6,783)

Net premiums written	$184,257	$151,038	$151,990

Premiums earned
Direct	$115,947	$89,934	$75,394
Assumed	36,347	29,526	29,070
Ceded	(3,543)	(5,901)	(7,827)

Net premiums earned	$148,751	$113,559	$96,637

Losses and loss adjustment expenses
Direct	$34,775	$3,245	$2, 681
Assumed	1,478	371	(161)
Ceded	—	(39)	(31)

Net losses and loss adjustment expenses	$36,253	$3,577	$2,489

Ceded premiums include premiums paid to PMI for excess of loss reinsurance (see Note 14). In 2005 and 2004, ceded premiums also included amounts paid to a third party reinsurer.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumed premiums include amounts relating to a reinsurance contract with a captive insurer affiliated with a mortgage originator. The Company reinsures policies assumed from the captive insurer on a quota share basis.

NOTE 10. INCOME TAXES

The components of income tax expenses for the years ended December 31 are as follows:

	2006	2005	2004
	(Dollars in thousands)
Current	$36,124	$33,124	$25,380
Deferred	217	(1,848)	1,540

Total income taxes before minority interest	$36,341	$31,276	$26,920

A reconciliation of the Australian income tax rate to the effective tax rate reported on income before income taxes is shown in the following table:

	2006	2005	2004
Statutory federal income tax rate	30.0%	30.0%	30.0%
Other	(0.2)%	(1.4)%	—

Effective income tax rate before minority interest	29.8%	28.6%	30.0%

The components of the deferred income tax assets and liabilities as of the years ended December 31 are as follows:

	2006	2005
	(Dollars in thousands)
Deferred tax assets:
Other loss reserves	$1,046	$307
Accrued expenses	1,904	1,279
Unrealized net losses on investments	1,258	—
Purchased interest and amortization	5,209	3,636
Reinsurance	95	152
Other assets	1	—

Total deferred tax assets	9,513	5,374

Deferred tax liabilities:
Accrued income	(4,165)	(2,401)
Unrealized net gains on investments	—	(4,855)
Deferred policy acquisition costs	(664)	(834)
Unearned premium	(4,631)	(2,555)
Other liabilities	(9)	(232)

Total deferred tax liabilities	(9,469)	(10,877)

Net deferred tax asset (liability)	$44	$(5,503)

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases certain office space and office equipment. Minimum rental payments under noncancelable operating leases in the aggregate for the five years subsequent to 2006 are as follows:

Operating Leases
(Dollars in thousands)
Year ending December 31,
2007	$3,034
2008	2,336
2009	1,911
2010	1,717
2011	1,682
Thereafter	1,305

Total minimum lease payments	$11,985

Rent expense for all leases was $2.7 million for 2006, $2.6 million for 2005 and $2.4 million for 2004. As of December 31, 2006, the Company’s operating leases for office space had renewal options ranging between three and five years.

Legal Proceedings –Various legal actions are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 12. BENEFIT PLANS

Superannuation Plans—It is compulsory for superannuation contributions to be made by the Company to a regulated and complying superannuation fund for all Australian employees. The minimum required contribution, based on an employee’s salary, which is paid by the Company is 9% in 2006, 2005 and 2004. Employees may elect to pay additional contributions out of their salary. The default superannuation plan for Australian employees is the ING Corporate Super although employees may elect for the contributions relating to them to be paid into another plan. The Company has made superannuation payments on behalf of their employees of $1.6 million, $1.4 million and $1.1 million for 2006, 2005 and 2004, respectively.

In New Zealand all permanent employees are members of the PMI Mortgage Insurance Limited Superannuation Plan. Employer contributions are 8.06% of an employee’s salary.

The Company also pays salary continuance insurance premiums. Salary continuance insurance provides permanent employees payments in the event that an individual is unable to work due to disability following a nonwork-related accident or injury. Contractors are not covered under this benefit.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan – PMI Ltd’s employees participate in The PMI Group’s Employee Stock Purchase Plan (“ESPP”) which allows eligible employees to purchase The PMI Group’s common shares at a 15% discount to fair market value as determined by the plan. The ESPP offers participants the 15% discount to current fair market value or fair market value with a look-back provision of the lesser of the duration an employee has participated in the ESPP or two years.

Equity Incentive Plan – PMI Ltd’s employees participate in The PMI Group’s Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) which provides for awards of stock options subject to various restrictions and performance hurdles, entitling the recipient to receive cash or common stock in the future. Generally options are granted with an exercise price equal to the market value on the date of the grant, expire ten years from the grant and have a three year vesting period. The Company’s consolidated shareholder’s equity is not impacted by either of these plans as common shares are issued out of The PMI Group.

Impact of the Adoption of SFAS No. 123R – The Company’s ultimate parent, The PMI Group adopted SFAS No. 123R using the modified prospective method beginning January 1, 2006. Accordingly, during 2006, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested at January 1, 2006, as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures.

The Company has recognized compensation expense for all awards granted based on the estimated grant date fair value method using the Black-Scholes option pricing model to determine the fair value of stock options and ESPP shares. For stock options, compensation expense is recognized using the accelerated amortization method. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company’s share price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected share price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

As SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, share-based compensation for the year ended December 31, 2006 has been reduced for estimated forfeitures. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with an expected volatility of 28.8%, expected dividends of 0.49%, an expected term of 4.3 years and risk-free rate of return of 4.40%.

As of December 31, 2006, compensation expense recognized due to the effect of adopting SFAS No. 123R was $0.74 million; additionally, there was $0.35 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based payments granted to employees. This unrecognized expense is expected to be recognized over a weighted average period of 2.2 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13. STATUTORY ACCOUNTING

PMI Ltd and its insurance subsidiaries prepare financial statements for their regulator, APRA, in accordance with the accounting practices prescribed by the regulator, which is a comprehensive basis of accounting other than GAAP.

The Company’s APRA capital base, minimum capital requirement and solvency ratio as of December 31 are as follows:

	2006	2005	2004
	(Dollars in thousands)
APRA capital base	$824,775	$575,522	$467,564
APRA minimum capital requirement	$560,239	$176,911	$152,856
APRA solvency ratio	1.47	3.25	3.06

Under the insurance laws of Australia, mortgage insurers are required to establish a catastrophic risk charge defined as a 1 in 250 year event. The Company is required to maintain adequate capital to fund this charge in addition to normal insurance liabilities.

From January 1, 2006, the minimum calculation was altered significantly by APRA increasing the capital required by the Company. During the year the Company received capital injections from PMI holdings. The Company continues to hold capital in excess of the minimum required by APRA.

The Company’s ability to pay dividends to PMI Holdings is restricted to the extent the payment of dividends causes the solvency ratio to drop below the level established by APRA.

NOTE 14. RELATED PARTY TRANSACTIONS

Related Party Receivables – As of December 31, 2006, related party receivables were $2.4 million, consisting of non interest bearing receivables due from the Australian holding company. There were no related party receivables as of December 31, 2005.

Related Party Payables – As of December 31, 2006, related party payables were $0.7 million consisting of non interest bearing payables, due to U.S. based related entities. As of December 31, 2005, related party payables were $0.2 million consisting of non interest bearing payables due to Australian and U.S. based related entities. Additionally, included in other liabilities and accrued expenses are $5.7 million and $8.5 million of income taxes payable to PMI Holdings as of December 31, 2006 and 2005, respectively.

Other Related Party Transactions – PMI Ltd has a capital support arrangement with PMI. Under the capital support arrangement, the related company has undertaken to ensure that PMI Ltd exceeds the minimum required level of regulatory capital. No fees were incurred in 2006, 2005 and 2004, respectively, in relation to this arrangement.

PMI Ltd has an excess of loss outward reinsurance arrangement with PMI. Reinsurance premiums totaling $3.2 million, $2.8 million and $2.2 million were incurred during 2006, 2005 and 2004, respectively, in relation to this arrangement.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PMI Ltd has a management services agreement with PMI Indemnity Limited (“PMI Indemnity”), a related Company in Australia, under normal commercial terms and conditions. Under the agreement PMI Ltd managed all of the operational activities of PMI Indemnity. Fees of $0.0 million, $0.2 million and $0.3 million were earned in 2006, 2005 and 2004, respectively. This agreement was discontinued in connection with the Company’s acquisition of PMI Indemnity’s mortgage insurance portfolio in June 2006 (see Note 15).

NOTE 15. PORTFOLIO TRANSFER AND CAPITAL MATTERS

In January 2006, PMI Indemnity transferred its mortgage insurance portfolio along with the associated liabilities and assets to PMI Ltd. The transfer followed the decision by PMI Holdings to combine the operations of PMI Indemnity and the Company. Liabilities of $9.5 million and assets of $2.4 million were transferred at fair value and an additional capital contribution of $16.3 million was made by PMI Holdings. In December 2006, PMI Holdings contributed $84.7 million to the Company to strengthen its capital position. The Company did not issue any ordinary shares as a result of these capital contributions.

These capital contributions from PMI Holdings were funded by distributions from PMI Indemnity in conjunction with PMI Indemnity’s transfer of liabilities and assets to PMI Ltd.

Also in January 2006, PMI Holdings contributed $45.9 million to the Company pursuant to APRA’s new capital and prudential requirements applicable to all Australian mortgage insurers. The Company issued 62 million shares to PMI Holdings in connection with this capital contribution. These new capital requirements increased the calculation of a mortgage insurer’s catastrophic claim risk, increased the concentration risk capital charge and capped the offset of the allowance of reinsurance that can be considered for minimum capital levels to 60%. The Company is currently in compliance with all of these new capital requirements.

Also in connection with APRA’s new capital requirements, the Company received $5.1 million of capital contributions during 2006 from the minority interest holder of Western Lenders Mortgage Insurance Company Ltd (“Western LMI”), a majority owned subsidiary of the Company. Western LMI issued 5.1 million shares to the minority interest holder in connection with these capital contributions.